Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                           No   X
                      -----                                         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Press Release issued January 30, 2004 regarding graphite electrode price increase.

                                    EXHIBIT 1
                                    ---------


SGL Carbon increases Graphite Electrode prices


WIESBADEN, January 30, 2004. With immediate effect for all new business, SGL Carbon increases prices of its Graphite Electrodes by 115 Euro/mt in Europe, by 115 Euro/mt (150 US-Dollar/mt) in the Near Middle East and Africa and by 150 US-Dollar/mt in Asia except China. Since Graphite Electrode pricing for China is the sole responsibility of the SGL/Tokai Joint Venture STS, all price changes will be announced separately.

This price increase applies to product of all diameters. It is triggered by significantly higher raw material prices supported by tightness of graphite electrode supply. All plants remain operating near capacity. The Company does not expect this situation to change in the near future.




Important Notice:

This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Actual future results and trends could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in economic, political, technical, business and competitive conditions; unforeseeable alterations in electric steel production; changes of interest and exchange rates; price developments; unanticipated developments relating to recently acquired businesses and Group companies; potential liability in connection with existing or future regulations; unforeseen difficulties relating to the investigations by the European antitrust authorities and to the completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto; and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.




For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de




SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SGL CARBON Aktiengesellschaft



Date: January 30, 2004        By:  /s/ Robert J. Kohler
                                   ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Dr. Bruno Toniolo
                                            -----------------------------
                                   Name:    Dr. Bruno Toniolo
                                   Title:   Member of the Board of Management